Exhibit 97

NETWORK-1 TECHNOLOGIES, INC.

COMPENSATION CLAWBACK POLICY

Adopted as of September 19, 2023

Network-1 Technologies, Inc., a Delaware corporation (the “Company”), has adopted a Compensation Recovery Policy (this “Policy”) as described below.

1.             Overview

The Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from current and former Executive Officers of the Company in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and the New York Stock Exchange (the “NYSE”). Please refer to Section 3 below for definitions of capitalized terms used and not otherwise defined herein. In addition, the Board may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding such Material Financial Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

2.             Compensation Recovery Requirement

In the event the Company is required to prepare a Material Financial Restatement, the Company shall reasonably promptly recover all Erroneously Awarded Compensation with respect to such Material Financial Restatement, and each Covered Person shall be required to take all actions necessary to enable such recovery.

3.             Definitions

(a)	“Applicable Recovery Period” means with respect to a Material Financial Restatement, the three completed fiscal years immediately preceding the Restatement Date for such Material Financial Restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.
(b)	“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.
(c)	“Board” means the Board of Directors of the Company.
(d)	A “Covered Person means any person who is or was during the Applicable Recovery Period an Executive Officer of the Company of any affiliate hereof. A person’s status as a Covered Person with respect to Erroneously Awarded

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Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of their current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

(e)	“Erroneously Awarded Compensation” means, with respect to a Material Financial Restatement, the amount of any Incentive-Based Compensation received by a Covered Person during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the NYSE in accordance with the Applicable Rules.
(f)	An “Executive Officer” means any person who served the Company in any of the following roles, received Incentive-Based Compensation after beginning service in any such role (regardless of whether such Incentive-Based Compensation was received during or after such person’s service in such role) and served in such role at any time during the performance period for such Incentive-Based Compensation: the president, the principal financial officer, the principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy making functions for the Company.
(g)	“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such

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measures. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), profitability of one or more (including, for example, a non-GAAP financial measure such as those appearing in earnings releases or MD&A), and stock price and total shareholder return are also Financial Reporting Measures. Financial Reporting Measures need not be presented within the Company’s financial statements or included in a filing with the SEC.

(h)	“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include any base salaries, discretionary cash bonuses and equity awards that vest solely on the passage of time. Incentive-Based Compensation is deemed received in the fiscal period during which the Financial Reporting Measure specified in the Incentive Based Compensation award is attained, even if the payment or grant of such award occurs after the end of that period.
(i)	A “Material Financial Restatement” means an accounting restatement of previously issued financial statements of the Company filed with the SEC under the Securities Exchange Act or the Securities Act of 1933, as amended, due to the material noncompliance of the Company with any financial reporting requirement under the U.S. securities laws, regardless of whether the Company or executive officer misconduct was the cause for such restatement. A Material Financial Restatement includes any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).
(j)	“Restatement Date” means, with respect to a Material Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Material Financial Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Financial Restatement. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the Material Financial Restatement is filed.

4.             Exception to Compensation Recovery Requirement

The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules,

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are met: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempts, and provide that documentation to the NYSE; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.

5.             Tax Considerations

To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.

6.             Method of Compensation Recovery

The Board (or the Compensation Committee as provided in Section 8 hereof) shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:

(a)	requiring reimbursement of cash Incentive-Based Compensation previously paid;
(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
(c)	cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
(d)	adjusting or withholding from unpaid compensation or other set-off;
(e)	cancelling or setting-off against planned future grants of equity-based awards; and/or
(f)	any other method permitted by applicable law or contract.

Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

7.             Policy Interpretation

This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law and shall otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Committee. The Committee shall take into

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consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules. This Policy shall be deemed to be automatically amended, as of the date the Applicable Rules become effective with respect to the Company, to the extent required for this Policy to comply with the Applicable Rules.

8.             Policy Administration

The Board shall have full authority to administer this Policy. Actions of the Board pursuant to this Policy shall be taken by the vote of a majority of its members. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive.

The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board.

9.             Compensation Recovery Repayments not Subject to Indemnification

Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation recovered under this Policy and, to the extent any such agreement or organizational document purports to provide otherwise, Covered Persons hereby irrevocably agree to forego such indemnification.

10.          Other Laws

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Person that may be available under applicable law or otherwise (regardless of whether implemented at any time prior to or following the adoption of the Policy).

11.          Amendment; Termination

The Board may amend or terminate this Policy at any time.

12.          Disclosures

Appropriate disclosures and other filings with respect to this Policy will be made in accordance with Rule 10D-1 of the Exchange Act, and the applicable NYSE listing standards.

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